Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation

Commission File No. 000-16276

The PNC Financial Services Group, Inc. issued the following press release on March 11, 2008:

PNC COMPLETES CONVERSION OF YARDVILLE NATIONAL BANK

Acquisition Expands PNC’s Presence in Strategic Mid-Atlantic Corridor

PITTSBURGH, March 11, 2008 – The PNC Financial Services Group, Inc. (NYSE: PNC) today announced that it has completed the conversion of all The Yardville National Bank’s (YNB) branches and clients to PNC.

“The integration of YNB into PNC extends our valuable Mid-Atlantic banking franchise, adds to our strength and expands our ability to deliver products and services to this rapidly growing and affluent region,” said PNC President Joseph C. Guyaux.

Between close of business on March 7 and reopening of branches on March 10, PNC converted 31 YNB branches and approximately 40,000 customer accounts to PNC Bank.

The PNC Financial Services Group, Inc. (http://www.pnc.com/) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

ADDITIONAL INFORMATION ABOUT THE PNC/STERLING FINANCIAL CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and Sterling Financial Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS (WHICH WAS FIRST MAILED TO STERLING SHAREHOLDERS ON OR ABOUT FEBRUARY 13, 2008) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants is included in the proxy statement/prospectus and the other relevant documents filed with the SEC.

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